NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF

BROOKS-PRI AUTOMATION, INC.

To Be Held On February 26, 2003

The Annual Meeting of Stockholders of Brooks-PRI Automation, Inc. will be held on February 26, 2003 at 10:00 a.m., local time, at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824, for the following purposes:

1.   To elect six directors to serve for the ensuing year and until their successors are duly elected.

2.   To consider and act upon a proposal to approve the Company's stock option exchange program.

3.   To consider and act upon a proposal to amend the Company's 1993 Nonemployee Director Stock Option Plan to extend the life of the plan for an additional ten years.

4.   To consider and act upon a proposal to amend the Company's certificate of incorporation to change the name of the Company to "Brooks Automation, Inc."

5.   To consider and vote upon a proposal to grant the Company's management the discretionary authority to adjourn the Annual Meeting to a date or dates not later than March 13, 2003, if necessary to enable the Company's management to solicit additional proxies in favor of any of the foregoing proposals.

6.   To transact such other business as may properly come before the Annual Meeting purpose and any other matters which may properly come before the Annual Meeting or any adjourned session thereof.

The Board of Directors has fixed January 14, 2003 as the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. To ensure your representation at the Annual Meeting, however, you are urged to authorize your proxy by following one of these steps as promptly as possible:

(A)   Complete, date, sign and return the enclosed Proxy Card (a postage-prepaid envelope is enclosed for that purpose); or

(B)   Vote via the internet (see the instructions on the enclosed Proxy Card); or

(C)   Vote via telephone (toll-free) in the United States and Canada (see the instructions on the enclosed Proxy Card).

The internet and telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. Specific instructions to be followed by any registered stockholder interested in voting via the internet or telephone are set forth on the enclosed Proxy Card.

Any stockholder attending the Annual Meeting may vote in person even if that stockholder has previously returned a Proxy Card or voted via the internet or telephone.

By Order of the Board of Directors

LAWRENCE M. LEVY,
Secretary

Chelmsford, Massachusetts
January 29, 2003

YOUR VOTE IS IMPORTANT

YOU ARE URGED TO PROMPTLY AUTHORIZE YOUR PROXY BY FOLLOWING THE VOTING INSTRUCTIONS, SO THAT IF YOU ARE UNABLE TO ATTEND THE MEETING YOUR SHARES MAY NEVERTHELESS BE VOTED. HOWEVER, YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO EXERCISE BY FILING WITH THE SECRETARY OF THE COMPANY A WRITTEN REVOCATION, BY AUTHORIZING A PROXY (BY EXECUTING A

PROXY OR BY MAKING AN AUTHORIZED INTERNET OR TELEPHONE COMMUNICATION) AT A LATER DATE, OR BY ATTENDING AND VOTING AT THE MEETING.

TABLE OF CONTENTS

BROOKS-PRI AUTOMATION, INC.

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS

To Be Held February 26, 2003

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Brooks-PRI Automation, Inc., a Delaware corporation (the "Company") with its principal executive offices at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824, for use at the Annual Meeting of Stockholders to be held on February 26, 2003, at 10:00 a.m. local time and at any adjournment or adjournments thereof (the "Annual Meeting"). The enclosed proxy relating to the Annual Meeting is solicited on behalf of the Board of Directors of the Company and the cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxy will first be mailed to stockholders on or about January 29, 2003. The Company has retained the services of Georgeson Shareholder Communications, Inc. to aid in the solicitation of the proxies. Georgeson will receive a fee of approximately $7,500 for its services. Certain of the officers and regular employees of the Company may also solicit proxies by correspondence, telephone or in person, without extra compensation.

Only stockholders of record at the close of business on January 14, 2003 will be entitled to receive notice of, and to vote at, the Annual Meeting. As of that date, there were outstanding and entitled to vote 36,579,587 shares of Common Stock, $.01 par value (the "Common Stock"), of the Company. Each such stockholder is entitled to one vote for each share of Common Stock so held and may vote such shares either in person or by proxy.

The enclosed proxy, if executed and returned or if authorized pursuant to the internet or telephone voting procedure, will be voted as directed on the proxy or, in the absence of such direction, for the election of the nominees as directors, and for Proposals 2-5. If any other matters shall properly come before the Annual Meeting, the authorized proxy will be voted by the proxies in accordance with their best judgment. The proxy may be revoked at any time prior to exercise by filing with the Secretary of the Company a written revocation, by authorizing a proxy (by executing a proxy or by making an authorized internet or telephone communication) on a later date, or by attending and voting at the Annual Meeting.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the Annual Meeting, six directors are to be elected to serve until the 2004 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. The Board of Directors, upon the recommendation of its Nominating Committee, has nominated the persons listed below for election as directors.

All six nominees are currently directors of the Company. It is the intention of the persons named as proxies to vote for the election of the nominees. In the unanticipated event that any such nominee should be unable to serve, the persons named as proxies will vote the proxy for such substitutes, if any, as the present Board of Directors may designate. None of the nominees has been nominated pursuant to any arrangement or understanding with any person, although Messrs. Giessmann and Thompson were originally elected pursuant to agreements. See "Certain Relationships and Related Transactions."

The following table sets forth certain information with respect to the nominees. When used below, positions held with the Company include positions held with the Company's predecessors and subsidiaries.

Name	Age	Position	Director Since
Robert J. Therrien	68	Director, President and Chief Executive Officer	1989
Roger D. Emerick(1)(2)	63	Director	1993
Amin J. Khoury(1)(2)(3)	63	Director	1994
Juergen Giessmann(3)	56	Director	1999
Joseph R. Martin(1)(2)(3)	55	Director	2001
Kenneth M. Thompson	64	Director	2002

(1)   Member of the Company's Compensation Committee.

(2)   Member of the Company's Audit Committee.

(3)   Member of the Company's Nominating Committee.

Mr. Robert J. Therrien has been the President, Chief Executive Officer and a director of the Company since its incorporation in 1989 when he initiated the acquisition of the Brooks Automation Division of Aeronca Electronics, Inc. From 1983 to 1989, Mr. Therrien served as a consultant to the Company and other firms in the semiconductor industry. From 1972 until its sale to Schlumberger Industries in 1983, Mr. Therrien cofounded and served as Chairman and President of Accutest Corporation, a semiconductor automatic test equipment company. Mr. Therrien is also a director of Accent Optical Technologies, Inc., a leading supplier of optoelectronics and silicon process control systems, and of All Wet Technologies, Inc., a manufacturer of advanced wet processing systems for the wafer fabrication industry.

Mr. Roger D. Emerick has been a director of the Company since October 1993. Mr. Emerick served as a director of Lam Research Corporation ("Lam"), a semiconductor equipment supplier, from 1982 until January 2001. He served as Chairman of the Board of Directors of Lam from 1984 to 1997, Chief Executive Officer from 1982 to August 1997, and as President from 1982 to 1989. Mr. Emerick is also a director of Electroglas, Inc., a manufacturer of automatic wafer probing equipment.

Mr. Amin J. Khoury has been a director of the Company since July 1994. Since 1987, Mr. Khoury has served as Chairman of the Board of B/E Aerospace, Inc., a designer, manufacturer and marketer of airline interior furnishings. Mr. Khoury is also Chairman of the Board of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films and extruded polymer nets. In addition, Mr. Khoury is a member of the Board of Directors of Synthes-Stratec Inc., the world's leading orthopedic trauma company.

Mr. Juergen Giessmann has been a director of the Company since October 1999. Mr. Giessmann became a director pursuant to a Stockholder Agreement in connection with the Company's acquisition of the Infab division of Jenoptik AG. See "Certain Relationships and Related Transactions." Since 1981, Mr. Giessmann has served M+W Zander Holding AG, a company active in the semiconductor and pharmaceutical markets, in a variety of positions. In 1992 he became its Managing Director, in charge of sales and marketing, human resources and purchasing divisions. Mr. Giessmann has also served as a member of the Jenoptik AG Board of Management since M+W's acquisition by Jenoptik AG in October 1994, and in this capacity has been responsible for the Jenoptik Group's semiconductor activities. In January 2000, he was appointed Chief Executive Officer of M+W Zander Holding AG.

Mr. Joseph R. Martin has been a director of the Company since June 2001. Mr. Martin is Executive Vice President and Chief Financial Officer of Fairchild Semiconductor International, Inc., a global supplier of multi-market products for electronic devices. He began his career at Fairchild in 1979 as Manager of Financial Planning and Analysis for the Logic Division and subsequently held various senior financial positions. Prior to becoming Executive Vice President and Chief Financial Officer of Fairchild, Mr. Martin was Vice President of Finance, Worldwide Operations, for National Semiconductor, with responsibilities for all operating divisions, manufacturing sites, and corporate financial planning. Previously, Mr. Martin was Senior Vice President and Chief Financial Officer of VTC Incorporated. Mr. Martin is also a member of the board of directors of Fairchild Semiconductor International, Inc.

Mr. Kenneth M. Thompson became a director of the Company in May 2002, in connection with the merger with PRI. Mr. Thompson served as a director of PRI from July 1998 until the time of the merger. Mr. Thompson was President, Chief Executive Officer and a director of AvantCom Network, Inc., a supplier of Internet-based diagnostics software, from April 1999 until August 2001. He was employed by Intel Corporation for twenty-five years, most recently as Vice President, Technology Manufacturing Engineering. He retired from Intel in 1998. Mr. Thompson is a director of Lam Research Corporation, a semiconductor equipment supplier, and Baguda Wear, Inc., a private apparel company.

Vote Required and Board of Directors Recommendation

Directors are elected by a plurality of votes cast. Abstentions and broker nonvotes will have no effect on the election of directors.

The Company's Board of Directors recommends that the stockholders vote _FOR_ the election of the named nominees.

Meetings of the Board of Directors

The Board of Directors of the Company held six meetings during the fiscal year ended September 30, 2002. The Board of Directors also acted on ten occasions by unanimous written consent in lieu of a special meeting. Each director attended at least 75% of the aggregate number of all meetings of the Board of Directors and committees of which he was a member during such fiscal year.

Committees of the Board of Directors

The Board of Directors currently has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating Committee. All of the members of these committees are "independent" as defined in both the current and proposed listing standards of the Nasdaq National Market.

The Audit Committee is currently comprised of three of the Company's directors, Messrs. Emerick, Khoury and Martin. All three members of the Company's Audit Committee are "independent" as defined in both the current and proposed listing standards of the Nasdaq National Market. It is anticipated that Mr. Martin will qualify as a "financial expert" under proposed SEC and Nasdaq rules. The Audit Committee, which met on three occasions during the fiscal year ended September 30, 2002, operates pursuant to a charter which was approved and adopted by the Board of Directors on June 5, 2000. Under the provisions of the Audit Committee charter, the Audit Committee is responsible for, among other things: recommending the engagement and overseeing the performance of the Company's independent auditors; reviewing the Company's financial disclosure documents; monitoring the Company's financial reporting process and internal control systems; monitoring potential conflicts of interest among the Company and its executive officers and directors; and providing a liaison between the independent auditors and the Board of Directors.

The Compensation Committee is currently comprised of Messrs. Emerick, Khoury and Martin. The Compensation Committee, which met on two occasions and acted by written consent twice during the fiscal year ended September 30, 2002, operates pursuant to a charter which was approved and adopted by the Board of Directors on September 13, 2002. Under the terms of the Compensation Committee charter, it is responsible for reviewing the Company's philosophy of executive compensation, reviewing the recommendations of the Chief Executive Officer regarding the compensation of senior officers, and evaluating the performance of the Chief Executive Officer.

The Nominating Committee is currently comprised of Messrs. Giessmann, Khoury and Martin. The Nominating Committee, which did not meet during the fiscal year ended September 30, 2002, operates pursuant to a charter which was approved and adopted by the Board of Directors on September 13, 2002. Under the terms of the Nominating Committee charter, it is responsible for identifying and recommending to the Board persons to be nominated for election as directors of the Company.

Audit Committee Report

The Audit Committee has reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended September 30, 2002. The Audit Committee has also discussed with PricewaterhouseCoopers LLP, the Company's independent auditors, the matters required to be discussed by the Auditing Standards Board Statement on Auditing Standards No. 61, as amended. As required by Independence Standards Board Standard No. 1, as amended, "Independence Discussion with Audit Committees," the Audit Committee has received and reviewed the required written disclosures and a confirming letter from PricewaterhouseCoopers regarding their independence, and has discussed the matter with the auditors. The Audit Committee also considered whether the independent auditors' provision of certain other, non-audit related services to the Company is compatible with maintaining such auditors' independence.

Based on its review, the Audit Committee has recommended to the Board of Directors that the Company's audited consolidated financial statements for the fiscal year 2002 be included in the Company's annual report on Form 10-K for the fiscal year ended September 30, 2002. Further, the Audit Committee has recommended that the Board of Directors engage PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending September 30, 2003.


Audit Committee

Roger D. Emerick
Amin J. Khoury
Joseph R. Martin


Compensation of Auditors

Audit Fees. PricewaterhouseCoopers LLP billed the Company an aggregate of $1,100,750 in fees and expenses for professional services rendered in connection with the audit of the Company's financial statements for the fiscal year ended September 30, 2002 and the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q during the fiscal year ended September 30, 2002.

Financial Information Systems Design and Implementation Fees. PricewaterhouseCoopers LLP did not provide the Company any professional services for financial information systems design or implementation for the fiscal year ended September 30, 2002.

All Other Fees. PricewaterhouseCoopers LLP billed the Company an aggregate of $2,187,420 in other fees and expenses during the year ended September 30, 2002, primarily for the following professional services:

Audit related services	$1,492,761(1)
Taxes	$ 223,244
Other	$ 471,415(2)

_____

(1)   Audit related services include due diligence investigations related to the Company's acquisitions, registration statements and related offerings, accounting advice and other audits, including benefit plans.

(2)   Other fees are comprised of expatriate tax services, acquisition-related tax services and other services.

Compensation of Directors

For service on the Board, nonemployee directors of the Company receive $20,000 cash compensation annually, in addition to reimbursement of expenses reasonably incurred. Nonemployee directors who are members of the audit, compensation or nominating committees receive an additional $5,000 per year for their services on each committee. Pursuant to the Company's 1993 Nonemployee Director Stock Option Plan, each nonemployee director is granted options to purchase 25,000 shares of the Company's Common Stock on the date he is first elected a director and options to purchase 10,000 shares of Common Stock on July 1 of each year thereafter. Employee directors may elect to participate in the Company's 1995 Employee Stock Purchase Plan and may be granted options under the Company's 2000 Combination Stock Option Plan.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and anticipates that it will enter into similar agreements with any future directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of the director.

The indemnification agreements provide that the Company will pay certain amounts incurred by a director in connection with any civil or criminal action or proceeding, specifically including actions by or in the name of the Company (derivative suits) where the individual's involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director will receive indemnification unless he is found not to have acted in good faith and in a manner he reasonably believed to be in the best interests of the Company.

Security Ownership Of Directors, Officers And Certain Beneficial Owners

The following table sets forth certain information as of December 31, 2002 with respect to the beneficial ownership of the Common Stock by each nominee for director and each executive officer named in the Summary Compensation Table under "Executive Compensation" below (the "Named Executive Officers"), all executive officers and directors as a group, and each person known by the Company to be the beneficial owner of 5% or more of the Common Stock. This information is based upon information received from or on behalf of the named individuals.

Name	Shares of Common Stock Beneficially Owned(1)(2)	Percentage of Class
Robert J. Therrien(3)	1,271,192	3.5%
Charles M. McKenna(4)	49,584	*
Michael W. Pippins(5)	76,234	*
Ellen B. Richstone(6)	163,427	*
Jeffrey A. Cassis(7)	68,091	*
Roger D. Emerick(8)	50,000	*
Amin J. Khoury(9)	20,000	*
Juergen Giessmann(10)	800,072	2.2%
Joseph R. Martin(11)	3,000	*
Kenneth M. Thompson(12)	13,000	*
Mitchell G. Tyson(13)	270,535	*
Pioneer Global Asset Management S. p. A.(14) Galleria San Carlo 6 20122 Milan, Italy	1,763,245	4.8%
Putnam, LLC d/b/a Putnam Investments(15) One Post Office Square Boston, Massachusetts 02109	3,533,189	9.7%
All directors and executive officers as a group (15 persons)(16)	2,881,177	7.7%

---

(1) To the Company's knowledge, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

(2) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of the Company's Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after December 31, 2002 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 263,219 shares issuable pursuant to stock options.

(4) Includes 48,210 shares issuable pursuant to stock options.

(5) Includes 39,360 shares issuable pursuant to stock options, and 700 shares held by Mr. Pippins' minor children.

(6) Includes 154,370 shares issuable pursuant to stock options.

(7) Includes 67,643 shares issuable pursuant to stock options.

(8) Includes 41,000 shares issuable pursuant to stock options.

(9) Includes 20,000 shares issuable pursuant to stock options.

(10) Includes 9,000 shares issuable pursuant to stock options. Includes 791,072 shares held by Jenoptik AG, as to which Mr. Giessmann disclaims beneficial ownership. Mr. Giessmann is the chief executive officer of M+W Zander Holding GmbH, a subsidiary of Jenoptik.

(11) Includes 3,000 shares issuable pursuant to stock options.

(12) Includes 13,000 shares issuable pursuant to stock options.

(13) Includes 178,359 shares issuable pursuant to stock options.

(14) Pioneer Global Asset Management S. p. A. filed a Schedule 13G with the SEC on October 22, 2002 indicating beneficial ownership of this amount. Pioneer Global Asset Management S. p. A. has sole voting and dispositive power with respect to all such shares.

(15)   Putnam, LLC d/b/a Putnam Investments filed a Schedule 13G with the SEC on November 12, 2002 on behalf of itself, Marsh & McLennan Companies, Inc., Putnam Investment Management, LLC and The Putnam Advisory Company, LLC, indicating beneficial ownership of this amount. Putnam, LLC shares voting power with respect to 155,623 and 409, 252 of such shares with Putman Investment Management, LLC and The Putnam Advisory Company, LLC, respectively. March & McClennan Companies Inc. is the parent corporation of Putnam, LLC. Putnam Investment Management, LLC and The Putnam Advisory Company, LLC are each wholly owned subsidiaries of Putnam, LLC.

(16)   Includes 837,161 shares issuable pursuant to options to the directors and Named Executive Officers listed above and 92,972 shares issuable to other executive officers.

Management

The names of the Company's executive officers who are not directors of the Company, and certain biographical information furnished by them, are set forth below.

Name	Age	Position with the Company
Charles M. McKenna	57	Executive Vice President, Chief Technology Officer
Jeffrey A. Cassis	49	Senior Vice President, Global Sales and Customer Service
Michael W. Pippins	42	Senior Vice President, Corporate Marketing
Thomas S. Grilk	55	Senior Vice President and General Counsel
Steven P. Wentzell	56	Senior Vice President of Human Resources
Steven E. Hebert	49	Vice President and Controller (Acting Chief Financial Officer)
Lynda M. Avallone	47	Vice President and Corporate Treasurer

Mr. Charles M. McKenna, Ph.D., has served as the Company's Executive Vice President, Chief Technology Officer since December 2002. He joined the Company in July 2000 as Executive Vice President, Automation Systems Division. From April 1999 until January 2000, Mr. McKenna was chief operating officer and chief technology officer for Varian Semiconductor Equipment Associates, a spin-off of Varian Associates, a manufacturer of semiconductor production equipment. Prior to this, Mr. McKenna served in a variety of positions at Varian Associates' Ion Implant Systems business, including general manager from April 1989 to March 1999. From March 1981 to January 1984, Mr. McKenna held various positions at Hughes Research Laboratory. Prior to 1981, Mr. McKenna held various positions at IBM Corporation, Aitken Industries and Commonwealth Scientific Corporation.

Mr. Jeffrey A. Cassis has served as Senior Vice President, Global Sales and Customer Service since December 2002. He served as Vice President of Factory Automation Solutions from July 2001 until December 2002. From the time the Company acquired FASTech Integration, Inc. in September 1998 until July 2001, he was Senior Vice President of the Fab Systems Group. Prior to its acquisition by the Company, he served as vice president of worldwide sales and marketing for FASTech. Before joining FASTech, Mr. Cassis was director of sales and marketing for Intellution, Inc., an industrial automation software company. From 1987 to 1989, Mr. Cassis had marketing responsibility for the industrial automation division at Analog Devices, and prior to that, product marketing management responsibility at The Foxboro Company.

Mr. Michael W. Pippins has served as the Company's Senior Vice President, Corporate Marketing since May 2002. From June 2000 to May 2002, he was the senior vice president, factory interface division. From October 1998 to June 2000, Mr. Pippins served as the Company's vice president, global operations and

7

business development. Mr. Pippins joined the Company in March 1992 as its director of sales and marketing and in June 1993 was promoted to vice president, sales and marketing. From 1989 to 1992, Mr. Pippins served as strategic marketing manager for Varian Associates.

Mr. Thomas S. Grilk joined the Company in November 2002 as Senior Vice President and General Counsel. From July 2000 until joining the Company, he was Vice President and General Counsel of Teradyne, Inc., a manufacturer of automated test equipment and electrical connection systems. Prior to that, he was Vice President for Government Affairs and Associate General Counsel of Compaq Computer Corporation following Compaq's acquisition of Digital Equipment Corporation. Mr. Grilk was Vice President and Assistant General Counsel of Digital Equipment Corporation prior to its acquisition by Compaq.

Mr. Steven P. Wentzell has served as the Company's Senior Vice President of Human Resources since the merger with PRI in May 2002. From October 1997 until the merger, Mr. Wentzell was PRI's Corporate Vice President of Human Resources. Prior to joining PRI, Mr. Wentzell spent four years at Dialogic Corporation as Corporate Vice President of Human Resources, and nineteen years at Digital Equipment Corporation in a number of senior level human resources positions.

Mr. Steven E. Hebert has served the Company as Vice President and Corporate Controller since May 2002. Mr. Hebert joined the Company in December 1998 as Corporate Controller. From April 1998 until joining the Company, he was Vice President of Finance & Controller for Whistler Corporation, a manufacturer of consumer after-market products and garage door products. From June 1997 to April 1998, he was Controller of the Intelligent/ Automation Business Unit of the Foxboro Company. Prior to that, he was Division Controller for the Interconnect Product Division of Augat Inc.

Ms. Lynda M. Avallone joined the Company in December 1998 as Vice President & Corporate Treasurer. From May 1997 until joining the Company, she was Treasurer of Stream International, Inc., a provider of outsource technical support. Prior to that, she was Treasurer of Augat Inc.

Executive Compensation

The following Summary Compensation Table sets forth the compensation during the last three fiscal years of each of the Chief Executive Officer and the four other most highly compensated executive officers of the Company.

Summary Compensation Table

Name and Principal Position	Year Ended	Annual Compensation: Salary($)	Annual Compensation: Bonus($)	Annual Compensation: Other Annual Compensation ($)(1)	Long Term Compensation Awards: Securities Underlying Option(#)(2)	All Other Compensation ($)(3)
Robert J. Therrien,	9/30/02	428,422	—	19,157	90,850	68,336
Chief Executive	9/30/01	467,662	—	42,722	100,000	81,863
Officer and President	9/30/00	421,108	218,000	40,309	270,000	47,750
Charles M. McKenna,	9/30/02	250,827	—	9,000	60,430	28,805
Executive Vice President,	9/30/01	271,095	—	9,000	15,000	17,580
Chief Technology Officer(4)	9/30/00	56,058	27,500	2,063	60,000	1,843
Ellen B. Richstone,	9/30/02	244,566	—	15,000	40,370	19,256
Senior Vice President,	9/30/01	263,967	—	15,000	30,000	22,720
Finance and Administration and	9/30/00	246,298	114,000	26,182	41,000	19,673
Chief Financial Officer(5)						
Jeffrey A. Cassis,	9/30/02	225,957	—	6,650	58,890	14,215
Senior Vice President, Global	9/30/01	210,077	—	8,850	30,000	16,838
Sales and Customer Service(6)	9/30/00	—	—	—	—	—
Michael W. Pippins,	9/30/02	200,378	—	6,035	22,510	4,891
Senior Vice President,	9/30/01	216,253	—	11,663	20,000	10,420
Corporate Marketing	9/30/00	204,615	63,000	12,309	27,800	9,857

(1) Represents lease and insurance payments made for automobiles used by Messrs. Therrien and Pippins, and automobile allowances for Messrs. Cassis and McKenna and Ms. Richstone, as well as reimbursement of interest and associated tax costs related to security transactions for Ms. Richstone, and tax return preparation fees paid on behalf of Mr. Therrien and Ms. Richstone in fiscal 2000 and Messrs. Therrien, Cassis, and Pippins in fiscal 2001.

(2) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments to the executive officers named in the table above during fiscal 2000, 2001 or 2002.

(3) In addition, “All Other Compensation” above consists of the following:

	Year Ended September 30, 2002	2001	2000
Robert J. Therrien			
401(k) matching contributions	—	$ 5,063	$ 2,196
Life insurance premiums	$68,336	76,800	45,554
	$68,336	$81,863	$47,750
Charles M. McKenna			
401(k) matching contributions	—	$ 3,250	—
Life insurance premiums	$28,805	14,330	$ 43
Consulting fees	—	—	1,800
	$28,805	$17,580	$ 1,843

	Year Ended September 30,		
	2002	2001	2000
Ellen B. Richstone			
401(k) matching contributions	—	$ 5,028	$ 3,489
Life insurance premiums	$19,256	17,692	16,184
Signing bonus (see "Employment Contracts")	—	—	—
	$19,256	$22,720	$19,673
Jeffrey A. Cassis			
401(k) matching contributions	—	$ 5,702	—
Life insurance premiums	$14,215	11,136	—
	$14,215	$16,838	—
Michael W. Pippins			
401(k) matching contributions	—	$ 5,518	$ 4,926
Life insurance premiums	$ 4,891	4,902	4,931
	$ 4,891	$10,420	$ 9,857

(4)   Mr. McKenna joined the Company in July 2000.

(5)   Ms. Richstone resigned as Chief Financial Officer of the Company effective November 30, 2002.

(6)   Mr. Cassis was promoted to Vice President of Factory Automation Solutions on July 2, 2001.

Employment Contracts

Robert J. Therrien. The Company entered into a new employment agreement with Robert J. Therrien, its president and chief executive officer, effective October 1, 2001, which replaced Mr. Therrien's former agreement that expired on September 30, 2001. Under the 2001 agreement, Mr. Therrien will continue in his role as president and chief executive officer of the Company for four years. If Mr. Therrien identifies his successor as president and chief executive officer, then Mr. Therrien shall become chairman of the Board of Directors.

Under the terms of the 2001 agreement, Mr. Therrien's annual salary was to increase to $615,000 upon completion of the merger with PRI on May 14, 2002. The agreement also entitles Mr. Therrien to annual discretionary bonuses determined by the Compensation Committee. As discussed in the Compensation Committee Report, Mr. Therrien did not receive a bonus in 2002 and the increase in his annual salary upon completion of the merger with PRI provided for under the 2001 agreement was not implemented.

The 2001 agreement provides that Mr. Therrien will receive a supplemental retirement benefit. The supplemental retirement benefit is equal to the product of his final adjusted salary times 1 1/2 times the number of years Mr. Therrien serves the Company after October 1, 1994. For purposes of calculating the supplemental retirement benefit, the contract provides that Mr. Therrien's annual salary will be the greater of his base salary at termination or $615,000. Mr. Therrien's final base salary will be adjusted if at any time prior to October 1, 2003 he reduces his work schedule. Currently, Mr. Therrien has 8 years of credited service with the Company. The supplemental retirement benefit will be paid in a lump sum payment on the first day of the month following expiration of the employment agreement or the date on which Mr. Therrien's services with the Company are terminated due to his death, long-term disability or termination for any other reason.

The Company has established a rabbi trust to fund the payment of Mr. Therrien's supplemental retirement benefit. The rabbi trust holds two whole life insurance policies insuring Mr. Therrien's life and cash and marketable securities. The two life insurance policies have combined death benefits of $7,196,789. The two life insurance policies have a combined cash surrender value of approximately $3,014,797. In addition, the cash and marketable securities have a current fair market value of $4,360,679. The rabbi trust assets are unsecured and subject to the claims of creditors.

In addition, Mr. Therrien will participate in all employee welfare and benefit plans normally offered to other Company executives, except that he will not participate in any retirement plan other than the Company's 401(k) plan and will only receive the supplemental retirement benefit. Mr. Therrien also participates in a split dollar life insurance plan for which the Company pays the premiums. The Company retains a security interest in the split dollar life insurance plan equivalent to the total amount of premiums it has previously paid. Mr. Therrien is entitled to the use of an automobile during the term of his agreement.

The employment agreement provides that if Mr. Therrien's employment is terminated without "cause," or if Mr. Therrien terminates his employment for "good reason," he will be entitled to receive his annual salary and bonus for the remaining term of the agreement, continued life insurance coverage until October 1, 2005 and medical, dental and vision insurance for life. The employment agreement provides that cause means Mr. Therrien has: (1) habitually neglected his material duties under the agreement; (2) perpetrated fraud or embezzlement against the Company; or (3) been finally adjudicated to have committed a felony under any federal or state law. The agreement also provides that good reason means Mr. Therrien has suffered, without his consent, a reduction in his status at the Company either through a reduction in his duties or in his title.

If Mr. Therrien is terminated for cause, he will only be entitled to receive his then accrued salary and accrued vacation days and will forfeit all benefits payable under the supplemental retirement benefit.

In addition, if Mr. Therrien's employment is terminated or he resigns following a change of control, as defined in the agreement, then the Company is obligated to pay Mr. Therrien a lump sum severance payment equal to three times his base salary and bonus.

In the event of Mr. Therrien's termination or resignation following a change of control, his resignation for good reason or his termination without cause, his stock options will immediately vest and remain exercisable until the earlier of 24 months following his termination or the expiration of the option term. However, the extension of the option exercise period will not apply to any options granted prior to September 30, 2001, if such extension would result in a charge to earnings or other adverse accounting consequence. Mr. Therrien is also entitled to receive other payments and benefits including continuation of life insurance coverage until October 1, 2005 and medical, dental and vision insurance for life. Mr. Therrien is entitled to a gross-up payment for federal "golden parachute" excise tax and income tax imposed on any excess parachute payments received under the employment agreement.

Mr. Therrien's employment agreement also contains noncompetition, nonsolicitation and confidentiality provisions. The noncompetition and nonsolicitation provisions prohibit Mr. Therrien from directly or indirectly competing with, or soliciting employees of, the Company so long as he is an employee of the Company and for a period of two years thereafter.

Ellen B. Richstone. In October 1998, the Company entered into an employment agreement with Ellen B. Richstone in connection with her hiring as Senior Vice President, Finance and Administration and Chief Financial Officer of the Company. That agreement entitled Ms. Richstone to a base salary of $225,000 per year and to participation in the discretionary executive bonus program, as well as a guaranteed annual bonus of $10,000 and a one-time "signing" bonus of $40,000.

Ms. Richstone resigned effective November 30, 2002. In connection with her resignation, the Company and Ms. Richstone entered into an agreement to memorialize the terms of her separation. This separation agreement provided that the Company shall pay Ms. Richstone a total severance amount of $420,000 in 12 equal, monthly installments beginning on December 1, 2002. The Company also agreed to provide Ms. Richstone with no more than $30,000 worth of executive outplacement services and to continue to pay

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health and dental premiums on behalf of Ms. Richstone for a period of 12 months. In accordance with the terms of Ms. Richstone's employment agreement, the Company also fully vested all of her unvested stock options.

Change In Control Arrangements

On November 11, 1999, the Company entered into change of control agreements with certain key employees, including each of the Named Executive Officers other than Mr. Therrien, whose employment contract offers change of control benefits. The Board of Directors determined that it was in the best interests of the Company and its stockholders to assure that the Company have the continued dedication of these persons, notwithstanding the possibility, threat, or occurrence of a change in control of the Company. The purpose of the agreements is to diminish the inevitable distraction for these persons caused by the personal uncertainties and risks created by a pending or threatened change of control and to encourage their full attention and dedication to the Company currently and in the event of any threatened or pending change of control. The agreements have terms of five years and automatically renew in five-year increments unless a party to the agreement objects in writing in advance of the renewal. The agreements provide that in the event of a change of control these persons will retain their then current compensation and benefits for the lesser of one year or until terminated for cause. The agreements also provide that the position of such person upon a change of control shall be at least commensurate with the highest position held by such person prior to the change of control, after completion of a six-month transitional period. Under the agreements, if the employee is terminated other than for cause, disability or death or if the employee resigns for good reason the employee is entitled to one year of salary in a lump sum payment and the continuation of certain benefits for 18 months. For purposes of the agreements, cause means willful acts of dishonesty, repeated breaches by the employee of the agreement or the conviction of a felony involving moral turpitude. Good reason includes diminution of the responsibility or position of the employee, the Company's breach of the agreement or the involuntary relocation of the employee.

Indemnification Agreements

In February 2000, the Company entered into indemnification agreements with each of its executive officers not previously covered by such agreements. The Company has also entered into indemnification agreements with executive officers who have joined the Company after February 2000. The indemnification agreements provide that the Company will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by or in the name of the Company where the individual's involvement is by reason of the fact that he is or was an officer. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, an officer will receive indemnification unless he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company.

Bonus Plan

The Company maintains a bonus program for employees, including executive officers, under which such employees may be awarded cash bonuses based upon the Company's overall financial performance.

Stock Purchase Plan

In February 1996, the Company adopted the 1995 Employee Stock Purchase Plan to provide employees of the Company with additional incentives by permitting them to acquire an equity interest in the Company through the purchase of shares of the Company Common Stock. As of September 30, 2002, 410,225 shares of the Company Common Stock have been purchased under the Stock Purchase Plan and 1,089,775 shares remain available for purchase. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

Stock Option Plans

The following tables set forth certain information with respect to the stock options granted to and exercised by the Named Executive Officers during fiscal 2002 and the aggregate number of and value of options exercisable and unexercisable held by the Named Executive Officers during fiscal 2002.

| | Option Grants in Last Fiscal Year | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(2) | |
	Number of Securities Underlying Options/SARS Granted (#)(1)	Percent of Total Options/SARS Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	5%	10%
Robert J. Therrien	90,850	2.8	25.22	10/1/08	932,764	2,173,736
Charles M. McKenna	40,430	1.2	25.22	10/1/11	641,249	1,625,051
	20,000	0.6	33.12	5/3/12	416,580	1,055,695
Ellen B. Richstone	21,571	0.7	25.22	10/1/11	342,132	867,029
	18,799	0.6	25.22	10/1/08	193,011	449,797
Jeffrey A. Cassis	38,890	1.2	25.22	10/1/08	399,286	930,507
	12,631	0.4	33.12	5/3/12	263,091	666,724
	7,369	0.2	33.12	5/3/09	99,357	231,545
Michael W. Pippins	22,510	0.7	25.22	10/1/08	231,112	538,589

_____

(1) Certain options with an October 1 expiration date held by Messrs. Therrien, McKenna, Cassis and Pippins and by Ms. Richstone (for 5,300, 2,410, 1,170, 1,930 and 2,350 shares, respectively) become exercisable at the rate of 50% per year over a two-year period commencing one year from the date of grant. All other stock options become exercisable at the rate of 25% per year over a four-year period commencing one year from the date of grant.

(2) The 5% and 10% assumed rates of annual compounded stock price appreciation are mandated by the rules of the SEC and do not represent the Company's estimate or projection of future prices of its Common Stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

| Name | Shares Acquired on Exercise (#) | Value Realized ($)(1) | Number of Securities Underlying Unexercised Options at 9/30/02 (#) | | Value of Unexercised In-the-Money Options at 9/30/02 ($)(2) | |
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Therrien	3,319	28,485	176,181	329,600	—	—
Charles M. McKenna	—	—	33,750	101,680	—	—
Ellen B. Richstone	—	—	56,000	98,370	—	—
Jeffrey A. Cassis	—	—	36,378	106,390	36,500	18,250
Michael W. Pippins	37,750	844,181	19,000	55,660	—	—

_____

(1) The "value realized" reflects the appreciation on the date of exercise (based on the excess of the fair market value of the Company's Common Stock on the date of exercise over the exercise price). However,

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because the Named Executive Officers may keep the shares they acquired upon the exercise of the options (or sell them at a different price), these amounts do not necessarily reflect cash realized upon the sale of those shares.

(2) Based on the closing price of the Company's Common Stock on September 30, 2002 on the Nasdaq National Market of $11.45, minus the respective option exercise prices.

Plan Descriptions

The Company maintains a number of equity compensation plans for employees, officers, directors and others whose efforts contribute to the Company's success. The plans described below are administered by the Compensation Committee of the Board of Directors. However, Mr. Therrien, the President and Chief Executive Officer of the Company, has the authority to grant options to purchase not more than 15,000 shares of the Company's Common Stock per employee per fiscal year to employees who are not executive officers on terms that are consistent with the 1998 Plan and the 2000 Plan described below. Under that authority, Mr. Therrien granted options to purchase an aggregate of 258,808 shares of the Company's Common Stock in fiscal 2002.

The table below sets forth certain information as of the Company's fiscal year ended September 30, 2002 regarding the shares of the Company's Common Stock available for grant or granted under stock option plans that (i) were approved by the Company's stockholders, and (ii) were not approved by the Company's stockholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by security holders(2)	4,623,693	$39.2232	5,621,072
Equity compensation plans not approved by security holders	4,395,329	$29.7749	80,157
Total	9,019,022	$34.6187	5,701,229

(1) Excludes securities reflected in the first column of the table.

(2) Includes an aggregate of 3,022,105 options at a weighted average exercise price of $44.6488 assumed by the Company in connection with past acquisitions and business combinations.

Description of Plans Adopted By Stockholders

1992 Combination Stock Option Plan

Under the Company's 1992 Combination Stock Option Plan (the "1992 Plan"), the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, and other options which are not qualified as incentive stock options. The term of the 1992 Plan expired on May 12, 2002, and no further options may be granted under that plan. Incentive stock options could only be granted to persons who were employees of the Company at the time of grant, and could include officers and directors who were also employees. Nonqualified stock options could be granted to persons who were officers, directors or employees of or consultants or advisors to the Company, or persons who were in a position to contribute to the long-term success and growth of the Company at the time of grant. Options granted under the 1992 Plan

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generally vest over a period of four years. A total of 1,950,000 shares of the Company's Common Stock were reserved for issuance under the 1992 Plan. Of these shares, options on 621,495 shares have been granted and are outstanding. In order to align the 1992 Plan with its current practices, in January 2000 the Board of Directors amended the 1992 Plan to eliminate the Company's ability to grant restricted stock under the 1992 Plan and to require that all options be granted with exercise prices not less than fair market value.

1993 Nonemployee Director Stock Option Plan

The purpose of the 1993 Nonemployee Director Stock Option Plan (the "Directors Plan") is to attract and retain the services of experienced and knowledgeable independent directors of the Company for the benefit of the Company and its stockholders and to provide additional incentives for such independent directors to continue to work for the best interests of the Company and its stockholders. See "Proposal No. 3 — Amendment of the 1993 Nonemployee Director Stock Option Plan" for more information about the Directors Plan. A total of 690,000 shares of the Company's Common Stock have been reserved for issuance under the Directors Plan. Of these shares, options on 231,000 shares have been granted and are outstanding and 406,000 shares remain available for grant as of September 30, 2002.

2000 Combination Stock Option Plan

The purposes of the 2000 Combination Stock Option Plan (the "2000 Plan") are to attract and retain employees and to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. Under the 2000 Plan, the Company may grant (i) incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, and (ii) options that are not qualified as incentive stock options. A total of 6,000,000 shares of the Company's Common Stock have been reserved for issuance under the 2000 Plan. Of these shares, options on 771,728 shares have been granted and are outstanding and 5,215,072 shares remain available for grant as of September 30, 2002.

Description of Plans Not Adopted By Stockholders

1998 Employee Equity Incentive Plan

The purpose of the 1998 Employee Equity Incentive Plan (the "1998 Plan"), adopted by the Board of Directors of the Company in April 1998, is to attract and retain employees and provide an incentive for them to assist the Company to achieve long-range performance goals, and to enable them to participate in the long-term growth of the Company. All Company employees, other than its officers and directors, and contractors, consultants, service providers or others who are in a position to contribute to the long-term success and growth of the Company are eligible to participate in the 1998 Plan. As of September 30, 2002, a total of 4,825,000 shares of the Company's Common Stock were reserved for issuance under the 1998 Plan. Of the shares reserved for issuance under the 1998 Plan, options on 4,395,329 shares have been granted and are outstanding and 80,157 shares remain available for grant. In order to align the 1998 Plan with its current practices, in January 2000, the Board of Directors amended the 1998 Plan to eliminate the Company's ability to award nonqualified stock options with exercise prices at less than fair market value.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Emerick, Khoury and Martin. None of the members of the Compensation Committee is or was formerly an officer or employee of the Company.

Compensation Committee Report

The Compensation Committee of the Board of Directors is comprised of three nonemployee directors and is responsible for establishing compensation policies applicable to the Company's executive officers, including its chief executive officer. The committee adopted a compensation committee charter in September 2002 formalizing the Company's compensation philosophy and the committee's functions and authority regarding executive compensation. In discharging these responsibilities, the committee consults, as necessary, with outside advisors.

Compensation Philosophy

This report describes the Company's compensation philosophy, which is designed to accomplish the following goals:

• attract and retain highly qualified executive officers;

• motivate the Company's executives to achieve the Company's short and long term business objectives; and

• provide incentives that closely align the interests of the executive officers with those of the Company and its stockholders.

To accomplish these goals, the Company uses a combination of cash and equity compensation to offer a balance between short-term and long-term incentives. The compensation of executive officers consists of base compensation, bonus, the grant of options and participation in benefit plans generally available to employees.

In fiscal year 2001, the committee retained PricewaterhouseCoopers to prepare an executive compensation benchmarking study of comparative companies to help assess overall executive compensation and specifically the compensation of Mr. Therrien, the Company's president. The compensation consultant helped the Company to implement its compensation philosophy by:

• comparing the compensation of the Company's executive officers, including Mr. Therrien, to executives in comparable positions at various "peer" companies and other compensation survey data;

• recommending modifications to base, bonus and equity compensation levels; and

• recommending a comprehensive program of cash based incentives for the Company.

Base Salary

The base salary of an executive officer is established after considering the level of his responsibility and the quality of his performance. The committee also reviews data gathered through executive compensation benchmarking studies prepared by compensation consultants. In assessing the information contained in the studies, the committee considers the size and the profitability of peer companies and the nature of their business. No particular weight is given to any factors reviewed by the committee. In setting compensation, the Company's compensation philosophy has been to target base compensation above the 50th percentile in comparison to its peer companies. As a result of economic conditions and the Company's financial performance, the annual salary of all executive officers was reduced by 12% in fiscal 2001. That reduction remained in effect in fiscal 2002.

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Bonus

Executive officers are eligible to receive performance bonuses under the Company's bonus plan equal to between 20% and 50% of their base salary. The bonuses are not guaranteed and are subject to the Company's overall financial performance. No bonuses were paid to any executive officer in fiscal year 2002.

Equity Compensation

Each of the executive officers, including Mr. Therrien, and all key employees are eligible to receive grants of options under the 2000 Plan and until May 12, 2002 were eligible to receive grants or options under the 1992 Plan. The 2000 Plan is used and the 1992 Plan was used to align a portion of the executive officers' and key employees' compensation with the stockholders' interests and the long-term success of the Company through the use of variable compensation. In determining the number of options to be granted to each executive officer or key employee, the committee uses surveys of independent compensation consultants such as the fiscal 2001 benchmarking study and makes a subjective determination based on factors such as the individual's level of responsibility, performance and number of options held by the individual. The committee gives no particular weight to any factor. During fiscal 2002, options to purchase 94,632 shares of the Company's Common Stock were granted to executive officers under the 1992 Plan and options to purchase 219,298 shares of the Company's Common Stock were granted to executive officers under the 2000 Plan. The 1995 Employee Stock Purchase Plan provides all of the Company's employees, including executive officers, with a means of purchasing the Company's Common Stock, further aligning the interests of executive officers, employees and stockholders.

Compensation of Chief Executive Officer

The Company entered into a new employment agreement with Robert J. Therrien, its chief executive officer, effective October 1, 2001. This 2001 employment agreement entitled Mr. Therrien to an increase in base salary to $615,000 upon completion of the PRI merger on May 14, 2002, with base salary subject to further annual review. Under the 2001 agreement Mr. Therrien also will receive consideration for discretionary bonuses, certain life insurance benefits, a supplemental retirement benefit, an automobile allowance and other employment benefits as are generally available to employees of the Company. See "Executive Compensation and Other Matters — Employment Contracts" for additional details.

In determining to enter into the new 2001 employment agreement with Mr. Therrien, the Compensation Committee held a number of meetings and considered several factors. The committee gave no particular weight to any one factor. The committee retained the services of two compensation consultants. Each consultant reviewed the proposed terms and conditions of the employment agreement in light of market conditions existing for the president and chief executive officer of a publicly traded technology company and prepared studies evaluating and analyzing:

- compensation programs of peer companies;

- change of control, severance and benefit programs and other contractual arrangements for peers; and

- the terms and conditions of the new employment agreement in comparison to the Mr. Therrien's original employment agreement which expired on September 30, 2001.

In entering into the new 2001 employment agreement, the committee also considered and evaluated Mr. Therrien's leadership ability and his contributions over the last several years in:

- leading the Company to substantial organic growth;

- financing the Company;

• growing the Company through several strategic acquisitions;

• successfully integrating several acquired companies into the Company; and

• managing the expansion of the Company's product offerings and market share.

As a result of economic conditions and the Company's financial performance, Mr. Therrien's annual salary was not increased to $615,000 at the time of the PRI merger as provided under the terms of the 2001 employment contract. Mr. Therrien's annual salary currently is $427,500. Mr. Therrien did not receive an annual bonus in the 2002 fiscal year.

Policy on Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility of nonperformance based compensation in excess of $1 million in any year paid to the chief executive officer and the next four highest paid executive officers. It is the Company's general policy to comply with Section 162(m) and ensure that all compensation paid to the chief executive officer and the next four highest paid executives is deductible.


Compensation Committee

Roger D. Emerick
Amin J. Khoury
Joseph R. Martin


Performance Graph

The following graph compares the change in the Company's cumulative total stockholder return for the last five fiscal years with the cumulative total return on the CRSP Index for the NYSE/ AMEX/ Nasdaq Stock Market (U.S. Companies) and the CRSP Index for NYSE/ AMEX/ Nasdaq (SIC 3550-3559 U.S. Companies) Special Industry Machinery, Except Metalworking Machinery, for that period.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS



	9/30/97	9/30/98	9/30/99	9/29/00	9/28/01	9/30/02
Brooks-PRI Automation, Inc.	$100.00	$ 25.90	$ 45.80	$ 86.30	$ 69.30	$29.80
NYSE/AMEX Nasdaq Stock Market (U.S. Companies)	$100.00	$103.50	$131.70	$155.70	$110.60	$91.50
NYSE/AMEX Nasdaq Stocks (SIC 3550-3559—U.S. Companies) Special Industry Machinery, Except Metalworking Machinery	$100.00	$ 45.50	$116.10	$172.80	$ 85.00	$64.90

Assumes $100 invested on September 30, 1997, the last trading day of fiscal 1997, in the Common Stock, the CRSP Index for the NYSE/ AMEX/ Nasdaq Stock Market (U.S. Companies) and the CRSP Index for NYSE/ AMEX/ Nasdaq (SIC 3550-3559 U.S. Companies) Special Industry Machinery, Except Metalworking Machinery, and the reinvestment of all dividends.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Jenoptik Stockholder Agreement

On September 30, 1999, the Company acquired substantially all of the assets and assumed certain of the liabilities of the Infab Division of Jenoptik AG in exchange for 914,286 shares of the Company's Common

Stock issued to Jenoptik's subsidiary M+W, subject to a 5% holdback and to adjustment. The shares were transferred from M+W to Jenoptik on December 31, 2002. As part of this acquisition, the Company appointed Juergen Giessmann, a member of the board of directors of Jenoptik, to the Company's Board of Directors pursuant to a stockholder agreement dated September 30, 1999 among the Company, Jenoptik, M+W, and Robert J. Therrien. Under the stockholder agreement, until Jenoptik no longer had all its shares purchased from the Company in this transaction, or until September 30, 2004, whichever occurred first, the Company agreed to nominate a reasonably acceptable candidate of Jenoptik to the Company's Board of Directors in each election of the Company's directors, and Robert J. Therrien agreed to vote all his shares in favor of such nominees for election to the Board of Directors. These voting obligations of the Company and Mr. Therrien expired in fiscal 2001 when Jenoptik sold some of its shares of the Company's Common Stock. Jenoptik, in turn, agreed to vote in favor of the other candidates to the Company's Board of Directors nominated by the Company's existing Board. Jenoptik also agreed to vote for other matters in the same proportion as the votes cast by the other holders of the Common Stock. Jenoptik agreed not to buy or sell shares of the Common Stock except in specified circumstances. Jenoptik further agreed to share certain information with the Company regarding upcoming factory automation projects, to give the Company a right of first refusal as a supplier and to award the Company an exclusive supply contract with guaranteed, minimum gross margin of at least $15 million in connection with an upcoming project. Jenoptik and the Company also entered into a one year transitional services agreement, pursuant to which Jenoptik agreed to allow the Company to occupy space at its Jena, Germany manufacturing facility and to receive support services from Jenoptik. the Company agreed to reimburse Jenoptik for provision of space and support services at cost. This transitional services agreement was extended through December 2002.

On October 16, 2000, the parties amended the agreement to permit the removal of the transfer restrictions with respect to an aggregate of 868,572 shares of the Company's Common Stock held by Jenoptik, and the grant by the Company of certain registration rights under the Securities Act of 1933, as amended, with respect to such shares. In consideration for a payment of $5.0 million, the Company released certain claims for indemnification against Jenoptik and registered 434,286 shares of the Company's Common Stock for resale by Jenoptik on March 7, 2001. The Company intends to register an additional 434,286 shares for resale by Jenoptik. The amendment released Jenoptik from the requirement to award the Company the exclusive contract with guaranteed gross margins on the condition that Jenoptik release its claims to the 5% holdback.

AvantCom Network, Inc.

In May 2002, Kenneth M. Thompson was elected to the Company's Board in connection with the merger of PRI. Mr. Thompson served as president, chief executive officer and a director of AvantCom Network, Inc., a California supplier of Internet-based diagnostics software ("AvantCom") from April 1999 until August 2001. In February 2002, the Company entered into a non-binding letter of intent with AvantCom relating to a proposed business combination. The letter of intent contemplated the payment by the Company to AvantCom of approximately $14.0 million in cash and stock and up to 25% of subsequent related billings for the purchase of certain assets related to AvantCom's proprietary e-diagnostic software product. The proposed purchase price was based on initial arms-length negotiations between the parties. Upon execution of the letter of intent, the Company advanced AvantCom $2.0 million against the purchase price for working capital purposes. During the subsequent negotiation process, the parties were unable to reach a mutually satisfactory purchase agreement and the parties abandoned the transaction. Pursuant to the terms of the letter of intent, AvantCom was obligated to either return the advance or grant the Company a non-exclusive license to its e-diagnostics software in exchange therefor. AvantCom has elected to grant the Company the license. Mr. Thompson, who was then a nominee for election as a director of the Company but no longer an officer or director of AvantCom, did not participate in the negotiations with AvantCom.

PROPOSAL NO. 2

APPROVAL OF THE COMPANY'S STOCK OPTION EXCHANGE PROGRAM

On December 10, 2002, the Company's Board of Directors authorized, subject to stockholder approval, a plan pursuant to which employees and consultants (excluding the Company's five Named Executive Officers and the directors) holding stock options awarded under the Company's various stock option plans which have an exercise price equal to or in excess of $20.00 per share ("Old Options") will be permitted to exchange their Old Options for new options for a smaller number of shares (the "New Options") which will be exercisable at a price equal to the market price of the Company's Common Stock six months and one day after the date of cancellation of the Old Options (the "Exchange Program").

Virtually all companies in the semiconductor industry use stock options to attract and retain outstanding employees, and there is substantial competition to obtain and/or retain skilled and experienced employees. Accordingly, stock based performance incentives are a particularly important part of a competitive overall compensation package for employees of the Company. However, the market price for the Company's Common Stock has declined significantly in recent years. As a result, many of the options previously granted to employees of both the Company and other companies which it later acquired are "out-of-the-money", i.e. they have an exercise price significantly higher than the current market price of the Common Stock. During the last fiscal year, the closing price of the Company's Common Stock has ranged between $51.21 and $11.22 per share. The Company's Board of Directors does not expect that the price of its Common Stock will attain its prior high levels for at least the next several years. Of the approximately 8,500,000 options outstanding under the Company's stock option plans, over 20% of the options have an exercise price in excess of $40 per share and over 92% of the options have an exercise price of $20 per share or higher. The Board of Directors believes that such "out-of-the-money" stock options have little incentive value to employees and in fact undermine morale and motivation.

The Board of Directors is concerned that the Company may be at risk of losing valued employees because most of the outstanding stock options are not providing incentives to the Company's employees. After careful consideration of market conditions, employee turnover, employee morale and the challenges and opportunities facing the Company, the Board of Directors believes that this situation is likely to be more damaging to the Company and its stockholders than the effect of an option exchange program. As a result, in the judgment of the Board of Directors, it is in the best interests of the stockholders of the Company to replace out-of-the-money stock options with options to purchase a smaller number of shares but having an exercise price equal to the fair market value of the stock six months and one day after the exchange, thus restoring the opportunity for employees to receive value in the near term by building the Company and causing the market value of the stock to increase.

The Exchange Program would take the form of an exchange offer to holders of certain outstanding options to purchase a maximum aggregate of 3.5 million shares of the Company's Common Stock. Under the terms of the exchange offer, these optionholders would be offered the opportunity to elect to cancel Old Options they hold in exchange for a lesser number of New Options. Under the terms of the Exchange Program, the Company's Named Executive Officers and directors will not be permitted to participate in the exchange offer. The number of New Options to be granted to each participant would be based on an exchange ratio derived from a mathematical formula which incorporates components of the Black-Scholes option model, including the exercise price of the Old Options and the estimated exercise price of the New Options (assuming a $10 per share price for the New Options, based upon the trading range of the Common Stock at the time the Exchange Program was developed). Using the formula, the exchange ratio will be higher for Old Options with higher exercise prices. For example, an employee holding an Old Option to purchase 5,000 shares at $80 per share who elected to participate in the Exchange Program and had his Old Options cancelled on March 15,

21

2003 would receive a New Option to purchase only 1,000 shares at the fair market value of the Common Stock on September 16, 2003. In contrast, an employee holding an Old Option to purchase 5,000 shares at $35 per share who elected to participate in the Exchange Program would receive a New Option to purchase 2,500 shares. The actual Black-Scholes values to the Company of the Old Options surrendered and the New Options granted will vary, depending upon which employees and consultants elect to participate, the terms of their particular options, the actual fair market value of Common Stock on the date of grant of the New Options, and other factors.

Under the terms of the Exchange Program, the New Options would be granted on or about September 16, 2003, but in no circumstances earlier than six months and one day following the cancellation of the Old Options. The New Options will be exercisable at a price equal to the fair market value of the Common Stock on the new grant date. The New Options will have a vesting schedule which effectively adds six months to the vesting schedule of the forfeited Old Option, including fully vested Old Options. Assuming holders of 100% of the Old Options eligible to participate do so, approximately 2.9 million shares of Common Stock reserved for issuance under the Old Options in excess of the number of shares covered by the New Options will be retired and will not be available for future grant. This will result in a net reduction in total dilution of approximately 4.3% of the fully diluted shares of the Company's Common Stock outstanding.

Section 9 of the 2000 Plan currently prohibits the repricing of an option granted thereunder by canceling such option and regranting a new option for a similar number of shares at a lower price. The Board of Directors believes that the Exchange Program will not violate this prohibition because the Old Options will be exchanged for a significantly lower number of New Options. However, a vote for this Proposal No. 2 will also constitute a vote in favor of an amendment to the 2000 Plan, to the extent it may be required, which will provide for a one-time exception to the repricing prohibition of Section 9 to permit the Company to proceed with the Exchange Program.

The Board of Directors believes that the Exchange Program best serves the interests of the Company and its stockholders. By offering the Company's employees the opportunity to exchange their "out-of-the-money" Old Options for a New Options for a smaller number of shares at a presumably lower exercise price, the Company will give employees who participate an increased opportunity to receive value in the near term, which should aid the Company in retaining its employees.

By undertaking an exchange of Old Options for New Options, the Company will avoid the potential additional dilution to its stockholders and the resulting potential decrease in earnings per share that could result from simply granting additional options to employees at the current market price of the Company's Common Stock. The Exchange Program has been structured so that it should not result in variable accounting compensation charges against its earnings under current accounting guidance. Under present interpretations of the federal tender offer rules, the Exchange Program will have to be conducted as a formal tender offer to employees subject to SEC tender offer rules, as modified for such programs. The Company anticipates that it will commence the Exchange Program soon after the Annual Meeting.

The table below illustrates the exchange ratios for the repriced options relative to the range of exercise process of out-of-the-money options currently held by employees of the Company.

	Forfeited Old Options (None by Directors or Named Executives Officers)						New Options			
Exercise Price	Number of Eligible Brooks-PRI Options	Price Wtd Avg Exercise	Wtd Avg Life Remaining	Wtd Avg BSV per Option	Total BSV ($K)	Exchange Ratio, # Forfeited per New Option	Number of New Options	New BSV per Option	Total BSV ($K)	Ratio of New BSV to Old BSV
>$100.00	111,597	$132.44	2.56	$0.17	$ 19.0	15.0	7,439	$4.58	$ 34.1	180%
$50.00 - $99.99	734,810	$ 73.63	3.15	$0.83	$ 609.9	5.0	146,962	$5.03	$ 739.2	121%
$40.00 - $49.99	651,610	$ 44.80	5.18	$3.05	$ 1,987.4	2.0	325,805	$6.22	$ 2,026.5	102%
$30.00 - $39.99	1,377,100	$ 33.27	5.22	$3.68	$ 5,067.7	2.0	688,550	$6.24	$ 4,296.6	85%
$20.00 - $29.99	3,500,837	$ 25.26	5.13	$4.20	$14,703.5	1.5	2,333,891	$6.20	$14,470.1	98%
Total Eligible Options	6,375,954	—	—	—	$22,387.5	—	3,502,647	—	$21,566.5	96%
Shares Recovered/Retired							2,873,307			

Vote Required and Board of Directors Recommendation

The affirmative vote of a majority of the votes of holders of the Company's Common Stock present in person or by proxy at the Annual Meeting is required for approval of the Exchange Program.

The Company's Board of Directors recommends that stockholders vote _FOR_ approval of the amendment of the Exchange Program.

PROPOSAL NO. 3

AMENDMENT OF THE 1993 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

The purpose of the Company's 1993 Nonemployee Director Stock Option Plan (the "Directors Plan") is to attract and retain the services of experienced and knowledgeable independent directors of the Company for the benefit of the Company and its stockholders and to provide additional incentives for such independent directors to continue to work for the best interests of the Company and its stockholders through continuing ownership of the Company's Common Stock.

The Company's Board of Directors has approved an amendment to the Directors Plan, subject to stockholder approval, which will extend the life of the Directors Plan for an additional ten years from its effective date. The Directors Plan is currently schedule to terminate on October 1, 2003. If this Proposal No. 3 is approved, the Directors Plan will terminate on October 1, 2013. To accomplish that result, Section 11(d) of the Plan will read in its entirety as follows:

"11. _Effective Date; Amendment; Termination._

* * *

(d) This Plan shall terminate ~~ten~~ _twenty_ years from its effective date, and no Option shall be granted under this Plan thereafter, but such termination shall not affect the validity of Options granted prior to the date of termination." (Old language struck through; new language shown in italics.)

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Directors Plan

Each director who is not an employee of the Company or any of its subsidiaries is eligible to receive options under the Directors Plan. All of the current directors except Mr. Therrien now are eligible to participate in the Directors Plan. Under the Directors Plan as amended in May 2002, each eligible director receives an automatic grant of an option to purchase 25,000 shares of the Company's Common Stock upon becoming a director of the Company and an option to purchase 10,000 shares on July 1 each year thereafter. Options granted under the Directors Plan become exercisable in 20% increments over a five year period for each year that the director remains affiliated with the Company. A total of 690,000 shares of the Company's Common Stock have been reserved for issuance under the Directors Plan. Of these shares, options on 231,000 shares have been granted and are outstanding and 406,000 shares remain available for grant as of September 30, 2002.

The exercise price for all options granted under the Directors Plan is the fair market value of the Company's Common Stock on the date of grant, but in no event less than the par value of the Common Stock. To assist an optionee in the acquisition of shares of the Company's Common Stock pursuant to the exercise of an option granted under the Directors Plan, the exercise price may be paid (i) in cash, (ii) by delivery of shares of the Company's Common Stock having a fair market value on the date of exercise equal to the purchase price, or (iii) any combination of cash and shares of the Company's Common Stock.

Shares of the Company's Common Stock issued under the Directors Plan may include treasury shares, authorized but unissued shares, and shares previously reserved for issuance upon exercise of options which have expired or been terminated.

Shares subject to an option that ceases to be exercisable for any reason will be available for subsequent option grants. At present, the Directors Plan terminates and no further options may be issued under the plan after October 1, 2003.

No option under the Directors Plan may be exercised subsequent to ten years from the date of grant. If an eligible director ceases to be a director of the Company for any reason, all options held by that director that are not then exercisable terminate. Options generally may not be exercised after 30 days following the date the holder ceases to be a director of the Company, except that in the event of death or permanent disability of the optionholder, the portion of the option then exercisable may be exercised by the holder or his estate for a period of up to one year after the date of such death or permanent disability. Options granted under the Directors Plan may not be assigned or transferred except by will or the laws of descent and distribution.

The Directors Plan may be amended by the Company Board of Directors or any committee to which such authority has been delegated by the Board , at any time, in whole or in part; provided however, that so long as there is a legal requirement for stockholder approval of a plan and certain amendments thereto, any such amendment which (i) materially increases the number of shares which may be subject to options granted under the Directors Plan, (ii) materially increases the benefits accruing to participants in the Directors Plan or (iii) materially modifies the requirement for eligibility to participate in the Directors Plan, shall be subject to stockholder approval, to the extent required by such laws; and provided further that the Directors Plan may not be modified more often than once every six months to materially modify (i) the requirements for eligibility under the Directors Plan, (ii) the timing of the grants of options under the Directors Plan, or (iii) the number of shares subject to options to be granted under the Directors Plan. No amendment, suspension or termination of the Directors Plan, except as described in the Directors Plan, may adversely affect the rights of an option holder under the plan without the holder's consent.

The following table sets forth the amounts that may be received by or allocated to each of the following under the Directors Plan.

NEW PLAN BENEFITS

1993 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

Name	Dollar Value($)(1)	Number of Shares Subject to Options(2)
Robert J. Therrien Chief Executive Officer and President	Not eligible	—
Charles M. McKenna, Executive Vice President, Chief Technology Officer	Not eligible	—
Jeffrey A. Cassis, Senior Vice President, Global Sales and Customer Service	Not eligible	—
Michael W. Pippins, Senior Vice President, Corporate Marketing	Not eligible	—
Executive officers as a group	Not eligible	—
Current nonemployee directors as a group	0	135,000(3)
All employees who are not executive officers as a group	Not eligible	—

(1) Based on the difference between the market value of the underlying shares on the date of grant and the exercise price of the options. This valuation does not take into account any appreciation in market value of the underlying shares which may occur over the term of the options. The closing price of the Common Stock on January 14, 2003 was $.

(2) Options may be granted under the Directors Plan only to nonemployee directors.

(3) Each nonemployee director is granted options on 25,000 shares upon first becoming a director and options on 10,000 shares each July 1 thereafter. An option to purchase 25,000 shares was granted to Kenneth Thompson upon first becoming a director on May 14, 2002. Options to purchase a total of 10,000 shares each were granted to the five persons who were then nonemployee directors on July 1, 2002. Also includes options to purchase a total of 15,000 shares each granted to the nonemployee directors in connection with the completion of the merger with PRI.

United State Federal Income Tax Considerations

The following general discussion of the United States federal income tax consequences of the issuance and exercise of options granted under the Directors Plan is based upon the provisions of the Internal Revenue Code as in effect on the date hereof, current regulations promulgated and proposed thereunder, existing public and private administrative rulings and pronouncements of the Internal Revenue Service, and judicial decisions, all of which are subject to change (perhaps with retroactive effect. This discussion is not intended to be a complete discussion of all of the United Stated federal income tax consequences of the Directors Plan or of all of the requirements that must be met in order to qualify for the tax treatment described herein. Changes in the law and regulations may modify the discussion, and in some cases the changes may be retroactive. No information is provided as to state tax laws. The Directors Plan is not qualified under Section 401 of the Internal Revenue Code, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974. In addition, because tax consequences may vary and certain exceptions may apply depending upon the personal circumstances of individuals, each option holder should consider his or her personal situation and consult with his or her tax advisor with respect to the specific tax consequences applicable to him or her.

25

Nonqualified Stock Options

The recipient of a nonqualified stock option under the Directors Plan generally will not recognize any taxable income upon the grant of an option under either plan. Generally, he or she will recognize ordinary taxable income at the time the option is exercised in an amount equal to the excess of the fair market value of the shares of the Company's Common Stock received on the date of exercise over the option exercise price. However, directors generally will be subject to Section 16(b) of the Securities Exchange Act upon their sale of shares of the Company's Common Stock and this may affect their tax liability. In the case of exercise of an option by someone whose sale of shares of the Company's Common Stock would subject him or her to liability under Section 16(b), recognition of income by the option holder will be postponed. The IRS regulations dealing with this issue have not yet been amended to conform with the rules under Section 16(b). However, it is generally anticipated that the date of recognition will be postponed to the earlier of (i) six months after the date the option was granted, or (ii) the first day on which the sale of the shares would not subject the individual to liability under Section 16(b). It is possible that the six month period will instead run from the option holder's most recent grant or purchase of the Company's Common Stock prior to his or her exercise of the option. The option holder will generally recognize ordinary taxable income on the recognition date in an amount equal to the excess of the fair market value of the shares at that time over the option exercise price. Despite this general rule, if the recognition date is after the date of exercise, then the option holder may make an election pursuant to Section 83(b) of the Internal Revenue Code, in which case the option holder will recognize ordinary taxable income at the time the option is exercised and not on the later recognition date. In order to be effective, the 83(b) election must be filed with the Company and the Internal Revenue Service within 30 days after exercise.

The Company will generally be entitled to a compensation deduction for federal income tax purposes in an amount equal to the taxable income recognized by the option holder, provided the Company reports the income on a form W-2 or 1099 (whichever is applicable) that is timely provided to the option holder and timely filed with the IRS.

When an option holder subsequently disposes of the shares of the Company's Common Stock received upon exercise of an option, he or she will generally recognize capital gain or loss in an amount equal to the difference between amount realized and the fair market value of the shares on the date of exercise.

An option holder who pays the exercise price, in whole or in part, by delivering shares of the Company's Common Stock already owned by him or her will generally recognize no gain or loss for United States federal income tax purposes on the shares surrendered, but otherwise will be taxed according to the rules described above. To the extent the shares acquired upon exercise are equal in number to the shares surrendered, the basis of the shares received will be equal to the basis of the shares surrendered. The basis of shares received in excess of the shares surrendered upon exercise will be equal to the fair market value of the shares on the date of exercise, and the holding period for the shares received will commence on that date.

Vote Required and Board of Directors Recommendation

The affirmative vote of a majority of the votes of holders of the Company's Common Stock present in person or by proxy at the Annual Meeting is required for approval of the amendment of the 1993 Nonemployee Director Stock Option Plan.

The Company's Board of Directors recommends that stockholders vote *FOR* approval of the amendment of the 1993 Nonemployee Director Stock Option Plan.

PROPOSAL NO. 4

AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION

In connection with the merger of PRI Automation, Inc. into Brooks Automation, Inc., the surviving company changed its name to Brooks-PRI Automation, Inc. The Company's Board of Directors has approved and is recommending to stockholders for their approval a proposal to amend the Company's Certificate of Incorporation to change its name from "Brooks-PRI Automation, Inc." back to "Brooks Automation, Inc." The Company believes that, the combined name having served its purpose of familiarizing the market with the combination of the two companies, it would be appropriate to change the name back to Brooks in order to increase the Company's marketing potential.

By approving this proposal, the stockholders will authorize the amendment of the Company's certificate of incorporation to reflect this name change. The amendment to the certificate of incorporation will take the following form:

"Article First will be deleted in its entirety and replaced as follows: "First: The name of the corporation (hereinafter called the "Corporation") is Brooks Automation, Inc."

Vote Required and Board of Directors Recommendation

The proposal to change the Company's name by amending its certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of the Company's Common Stock.

The Board of Directors unanimously recommends that stockholders vote _FOR_ the proposed amendment to the certificate of incorporation to change the Company's name.

PROPOSAL NO. 5

ADJOURNMENT OF THE ANNUAL MEETING

If at the Annual Meeting the number of shares of the Company's Common Stock voting in favor of any of its proposals is insufficient to approve the proposal under Delaware law, the Company's management intends to move to adjourn the Annual Meeting in order to enable the Board of Directors to solicit additional proxies in favor of such proposal. In that event, the Company will ask its stockholders to vote only upon the adjournment proposal, and not upon the other proposals described in this proxy statement.

In the adjournment proposal, the Company is asking its stockholders to authorize the holder of any proxy solicited by the Company's Board of Directors to vote in favor of granting management the discretionary authority to adjourn the Annual Meeting, and any later adjournments of the Annual Meeting, to a date or dates not later than March 13, 2003, to enable the Company's Board of Directors to solicit additional proxies in favor of the proposal.

If the stockholders of the Company approve the adjournment proposal, management could adjourn the meeting and any adjourned session of the meeting to a date or dates not later than March 13, 2003 and use the additional time to solicit additional proxies in favor of the proposal, including the solicitation of proxies from stockholders that have previously voted against the relevant proposal. Among other things, approval of the adjournment proposals could mean that, even if the Company has received proxies representing a sufficient number of votes against any proposal to defeat it, management could adjourn the Annual Meeting without a vote on the proposal for up to 15 days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the proposal.

Under the Company's bylaws, the adjournment proposal will require a majority of votes properly cast on the proposal at the Annual Meeting.

The Company's Board of Directors believes that if the number of shares of Company's Common Stock voting in favor of any proposal is insufficient to approve the proposal, it is in the best interests of the Company's stockholders to enable the Board of Directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the proposal to approve it.

The Company's Board of Directors recommends that stockholders vote _FOR_ the proposal to grant management the discretionary authority to adjourn the Annual Meeting to a date or dates not later than March 13, 2003.

OTHER MATTERS

Quorum; Votes Required; Tabulation

The votes of stockholders present in person or represented by proxy at the Annual Meeting will be tabulated by an inspector of elections appointed by the Company. A quorum, consisting of a majority of shares of all stock issued, outstanding and entitled to vote at the Annual Meeting, will be required to be present in person or by proxy for the transaction of business at the Annual Meeting and any adjournment thereof. If a quorum is not present, a majority of the votes properly cast will adjourn the meeting.

The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required to approve Proposals No. 2 and 3, the Exchange Program and the amendment to the Directors Plan.

The affirmative vote of the holders of a majority of all outstanding shares of the Company's Common Stock is required to approve proposal No. 4 to change the Company's name.

The six nominees for directors who receive the greatest number of votes cast by stockholders present in person or represented by proxy at the Annual Meeting and entitled to vote thereon will be elected directors of the Company.

Abstentions will have no effect on the outcome of the vote for the election of directors, but will have the effect of being cast against the other proposals, even though the stockholder so abstaining intends a different interpretation. Shares of Common Stock held of record by brokers who do not return a signed and dated proxy or do not comply with the Internet or telephone voting instructions will not be considered present at the Annual Meeting, will not be counted towards a quorum, and will not be voted on any of the proposals or in the election of directors. Shares of Common Stock held of record by brokers who return a signed and dated proxy or comply with the Internet or telephone voting instructions but who fail to vote, known as a "broker nonvote", will count toward the quorum, will have the effect of a vote against Proposal No. 4 to change the Company's name, but will have no effect on the election of directors or the other proposals not voted.

Voting of Proxies; Revocation of Proxies

General. Shares represented by a proxy will be voted at the Annual Meeting as specified in the proxy.

Proxies without voting instructions. Proxies that are properly signed and dated but which do not contain voting instructions will be voted _FOR_ each of the proposals.

Voting shares held through broker by proxy. If your shares of the Company's Common Stock are held by your broker, your broker will vote your shares for you if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker generally cannot vote your shares without specific instructions from you. If a proposal requires the affirmative vote of a majority of the outstanding shares of the Company's Common Stock to be approved (such as Proposal No. 4), your failure to instruct your broker how to vote will have the same effect as a vote against that proposal.

Voting of shares held through broker in person. If your shares of the Company's Common Stock are held by your broker and you wish to vote those shares in person at the Annual Meeting, you must obtain from the nominee holding your shares a properly executed legal proxy, identifying you as a stockholder of the Company, authorizing you to act on behalf of the nominee at the Annual Meeting and specifying the number of shares with respect to which the authorization is granted.

Other matters. If you sign and return the enclosed proxy card, you grant to the persons named in the proxy the authority to vote in their discretion on any other matters that may properly come before the Annual Meeting, including any adjournment or postponement. Other matters that may be properly brought before the Annual Meeting, unless otherwise provided in the Company's certificate of incorporation or bylaws or by statute, will be approved if they receive a majority of the votes properly cast on the matter. The Company's management does not presently know of any other matters to be brought before the Annual Meeting.

Revocation of Proxies

Signing the enclosed proxy card will not prevent a record holder from voting in person at the Annual Meeting or otherwise revoking the proxy. A record holder may revoke a proxy at any time before the Annual Meeting in the following ways:

- filing with the Company's corporate secretary, before the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy;

- authorizing a later dated proxy (by executing a proxy, or by making an authorized Internet or telephone communication) relating to the same shares and delivering it to the Company before the vote at the Annual Meeting; or

- attending the Annual Meeting and voting in person, although attendance at the meeting will not by itself constitute a revocation of the proxy.

Record holders should send any written notice of revocation or subsequent proxy to the Company's corporate secretary at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824, or hand deliver the notice of revocation or subsequent proxy to the Company's corporate secretary before the vote at the Annual Meeting.

Independent Accountants

The Board of Directors has appointed PricewaterhouseCoopers LLP as the independent accountants to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2003. Such firm and its predecessor have served continuously in that capacity since 1989.

A representative of PricewaterhouseCoopers LLP will be at the Annual Meeting and will be given an opportunity to make a statement, if so desired. The representative will be available to respond to appropriate questions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and greater than 10% stockholders are required to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they were not required to file Forms 5 for the fiscal year ended September 30, 2002, the Company believes that all of its executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them during the Company's fiscal year ended September 30, 2002 with the following exceptions: (i) Thomas Rohrs, a consultant to the Company, failed to timely file his Form 3; and (ii) Mr. Giessmann failed to timely report an indirect disposition of stock which took place in May 2001. Mr. Rohrs' Form 3 has since been filed and Mr. Giessmann's delinquent transaction was reported on his Form 5 for fiscal 2002.

Stockholder Proposals

Proposals which stockholders intend to present at the Company's 2004 Annual Meeting of Stockholders and wish to have included in the Company's proxy materials pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, must be received by the Company no later than September 23, 2003. If a proponent fails to notify the Company by October 25, 2003 of a non-Rule 14a-8 stockholder proposal which it intends to submit at the Company's 2004 Annual Meeting of Stockholders, the proxy solicited by the Board of Directors with respect to such meeting may grant discretionary authority to the person named in each proxy to vote with respect to such matter.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of the proxy statement entitled "Audit Committee Report," "Compensation Committee Report" and "Performance Graph" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

Annual Report on Form 10-K

Copies of the Company's annual report on Form 10-K for the fiscal year ended September 30, 2002 as filed with the SEC are being mailed to the Company's stockholders of record with this proxy statement and are available to stockholders without charge upon written request addressed to Investor Relations, Brooks-PRI Automation, Inc., 15 Elizabeth Drive, Chelmsford, Massachusetts 01824.

IT IS IMPORTANT THAT PROXIES BE AUTHORIZED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO (A) FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY IN THE ENCLOSED ENVELOPE, (B) VOTE VIA THE INTERNET, OR (C) VOTE VIA TELEPHONE.